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Exhibit 99.(a)(1)(H)

To:	[Employee Name]
From:	[Human Resources]
Date:	[November , 2001]
Re:	Confirmation of Participation in the Offer to Exchange

    Thank you for your participation in MIPS Technologies, Inc.'s 2001 Stock Option Exchange Program. Defined terms not explicitly defined herein but defined in the Offer to Exchange, shall have the same definitions as used in the Offer to Exchange. The stock option(s) held by you that have been cancelled effective November 15, 2001 are identified on the following page entitled "Stock Options and Awards Cancelled."

    On or after May 17, 2002 (or a later date if MIPS extends the Offer), subject to your continued employment by or continuous service with the Company, the Company will grant you a Replacement Option equal to the number of shares that were cancelled. The exercise price of the Replacement Option will be equal to the closing price of the Company's Common Stock as reported on Nasdaq National Market on the date of grant or, in the case of Officers, the higher of the closing price of the Company's common stock as reported on Nasdaq National Market on the date of grant or on the date of cancellation.

    You can view a summary of your stock option grant(s) by logging on to www.optionslink.com. If you have any other questions regarding the above, please contact Human Resources, Attention Trish Leeper via email at trish@mips.com or by telephone at (650) 567-5075.

MIPS Technologies, Inc.	STOCK OPTIONS AND AWARDS CANCELLED FROM 11/15/01 TO 11/15/01	Page:1 File: Cancelled Date: Time:
Name	ID	Number	Grant Date	Plan	Cancel Date	Cancel Reason	Shares	Price	Total Price

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  Exhibit 99.(a)(1)(H)